UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 18, 2018

SABAN CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-37878	98-1296434
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

10100 Santa Monica Boulevard, 26th Floor Los Angeles, California	90067
(Address of principal executive offices)	(Zip Code)

(310) 557-5100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

On September 18, 2018, in connection with its Extraordinary General Meeting held on September 18, 2018 (the “Extraordinary General Meeting”), Saban Capital Acquisition Corp. (the “Company”) and Continental Stock Transfer & Trust Company (the “Trustee”) entered into Amendment No. 1 to the Investment Management Trust Agreement, dated as of September 15, 2016, to (i) extend the date before which the Company must complete a business combination (as defined below) from September 21, 2018 to December 31, 2018 (or March 31, 2019 if the Company has executed a definitive agreement for an initial business combination by December 31, 2018 and all closing conditions contained in such definitive agreement (other than regulatory conditions, including, without limitation, those related to antitrust approval and the effectiveness of any related registration statement, and conditions that by their nature are to be satisfied at the closing of such business combination) have been satisfied or waived by December 31, 2018) (the “Extended Date”) and (ii) extend the date on which the Trustee must liquidate the trust account established in connection with the Company’s initial public offering if the Company has not completed its initial business combination from September 21, 2018 to the Extended Deadline (the “Trust Amendment”). A copy of the Trust Amendment is attached to this Current Report on Form 8-K as Exhibit 10.1 and incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders

At the Extraordinary General Meeting, which was held on September 18, 2018, holders of 27,500,577 of our ordinary shares, which represents 88.0% of the ordinary shares outstanding and entitled to vote as of the record date of August 21, 2018, were represented in person or by proxy.

At the Extraordinary General Meeting, the shareholders approved (1) an amendment to the Company’s Amended and Restated Memorandum and Articles of Association of the Company (the “Extension Amendment”) to extend the date by which the Company must (a) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “business combination”), (b) cease its operations except for the purpose of winding up if it fails to complete such business combination, and (c) redeem all of the Company’s Class A ordinary shares included as part of the units sold in the Company’s initial public offering from September 21, 2018 to the Extended Date and (2) the proposals for the Trust Amendment. A copy of the Extension Amendment is attached to this Current Report on Form 8-K as Exhibit 3.1 and incorporated herein by reference.

Approval of Extension Amendment

Votes For	Votes Against	Abstentions	Broker Non-Votes
25,459,870	2,038,707	2,000	N/A

Approval of Trust Amendment

Votes For	Votes Against	Abstentions	Broker Non-Votes
25,459.870	2,038,707	2,000	N/A

In connection with vote to approve the Extension Amendment, the holders of 3,842,224 Class A ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.19 per share, for an aggregate redemption amount of approximately $39.15 million, in connection with the Extension Amendment Proposal.

The approval of the Extension Amendment will provide an opportunity for the Company’s shareholders to evaluate the Company’s proposed business combination with Panavision Inc. and SIM Video International Inc., which was announced on September 13, 2018 following several months of negotiations among the parties, including the execution of a non-binding term sheet on May 1, 2018. The information included in Item 1.01 is incorporated by reference in this item to the extent required herein.

No Offer or Solicitation

This communication is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy or an invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed business combination among the Company, Panavision Inc. and SIM Video International Inc. or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information For Investors And Stockholders

In connection with the transactions referred to in this communication, the Company expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC” containing a preliminary proxy statement and preliminary prospectus of the Company. After the registration statement is declared effective, the Company will mail a definitive proxy statement/prospectus to shareholders of the Company.

This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that the Company may file with the SEC and send to the Company’s shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Investors and security holders may also obtain these documents by requesting them in writing from us by addressing such request to our General Counsel at Saban Capital Acquisition Corp., 10100 Santa Monica Boulevard, 26th Floor, Los Angeles, CA 90067.

Participants in the Solicitation

The Company, Panavision Inc. and SIM Video International Inc. and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 14, 2018. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

3.1	Amendment to Amended and Restated Memorandum and Articles of Association

10.1	Amendment No. 1, dated as of September 18, 2018, to the Investment Management Trust Agreement, dated as of September 15, 2016, between the Company and Continental Stock Transfer & Trust Company, as trustee

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Saban Capital Acquisition Corp.
Date: September 20, 2018	By:	/s/ Adam Chesnoff
	Name:	Adam Chesnoff
	Title:	President and Chief Executive Officer